Exhibit (a)(5)(iii)
On April 5, 2007, Halliburton Company issued the following release.
[HALLIBURTON PRESS RELEASE LETTERHEAD]

FOR IMMEDIATE RELEASE April 5, 2007	Contact:	Evelyn Angelle Vice President, Investor Relations 713-759-2688

Cathy Mann Director, Communications 713-759-2605
HALLIBURTON COMPLETES SEPARATION OF KBR
Oilfield Services Company Announces Final Results of KBR Exchange Offer
HOUSTON, TX — Halliburton Company (NYSE: HAL) today announced that it has completed the final separation of KBR Inc. (NYSE: KBR). The two companies now are separate and independent of each other.
“This is a major event for Halliburton, especially its dedicated employees, loyal customers and the shareholders,” said Dave Lesar, Chairman, President and Chief Executive Officer, Halliburton. “As a pure oilfield services company, Halliburton now can focus on the global growth opportunities in its core energy services business.”
Halliburton announced its plans in January 2005 to ultimately separate the KBR subsidiary. An initial public offering of KBR common stock was completed in November 2006.
“We wish KBR and its employees well as they move forward as an independent company,” added Lesar.
All of the government services and engineering and construction businesses will remain with KBR.
The exchange offer expired at 12:00 midnight, New York City time, on April 2, 2007. Under the terms of the exchange offer, Halliburton has accepted 85,273,184 shares of Halliburton common stock in exchange for the 135,627,000 shares of KBR common stock held by Halliburton. Each share of Halliburton common stock accepted for exchange by Halliburton is being exchanged for 1.5905 shares of KBR common stock.
Because the exchange offer was oversubscribed, Halliburton accepted tendered shares on a pro rata basis in proportion to the number of shares tendered. Stockholders who owned less than 100 shares of Halliburton common stock, or an “odd-lot”, who validly tendered all of their shares, were permitted to elect not to be subject to proration, in accordance with the terms of the exchange offer. All shares tendered by eligible electing odd-lot stockholders have been accepted. The final proration factor of 40.651959% was applied to all other tendered shares of Halliburton common stock to determine the number of such shares that would be accepted. Shares of Halliburton common stock tendered but not accepted for exchange will be credited promptly to the tendering holder’s account in book-entry form.
Based on the final count by the exchange agent, Mellon Investors Services LLC, the results of the exchange offer are as follows:

Total number of shares of Halliburton common stock tendered	209,441,458
Shares tendered that were subject to proration	209,220,510
“Odd-lot” shares tendered that were not subject to proration	220,948
Total number of shares of Halliburton common stock accepted	85,273,184
Shares of KBR common stock distributed in exchange for accepted shares of Halliburton common stock will be credited promptly to the tendering holder’s account in book-entry form by the exchange agent. Under the terms of the exchange offer, no fractional shares of KBR common stock will be distributed. Instead, fractional shares will be aggregated and sold, and the net cash proceeds of such sale will be distributed promptly by the exchange agent to tendering stockholders in accordance with their fractional interests in the shares sold.
Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. served as the dealer managers for the exchange offer.
Founded in 1919, Halliburton is one of the world’s largest providers of products and services to the energy industry. With more than 45,000 employees in nearly 70 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir — from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field.
KBR is a global engineering, construction and services company supporting the energy, petrochemicals, government services and civil infrastructure sectors. KBR offers a wide range of services through its Energy and Chemicals (E&C) and Government and Infrastructure (G&I) business segments.
Important Information Regarding the Exchange Offer
The terms and conditions of the exchange offer are more fully described in a Prospectus-Offer to Exchange included in the Registration Statement on Form S-4 filed by KBR with the SEC and a Schedule TO filed by Halliburton with the SEC, each as amended to date. The Prospectus-Offer to Exchange contains important information about the exchange offer and related matters. You are able to obtain a free copy of the Prospectus-Offer to Exchange and other related documents filed with the SEC by Halliburton and KBR at the SEC’s web site at www.sec.gov.
Forward-Looking Statements
Information in this communication contains forward-looking statements, which are based on the current plans and expectations of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. A list of factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Halliburton and KBR with the SEC, such as annual and quarterly reports and the Prospectus-Offer to Exchange. Neither Halliburton nor KBR assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.